May 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Orion Group Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-279527)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement on Form S-3 (No. 333-279527) (the “Registration Statement”) so that it will become effective at 4:00 p.m., Eastern Time, on May 28, 2024 or as soon thereafter as may be practicable.

Please contact Clinton H. Smith of Jones Walker LLP at (504) 582-8429, counsel to the Registrant, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Orion Group Holdings, Inc.

/s/ E. Chipman Earle
By:	E. Chipman Earle
Title:	Executive Vice President, General Counsel, Chief Administrative Officer, Chief Compliance Officer and Corporate Secretary

cc: Curtis R. Hearn, Jones Walker LLP

Clinton H. Smith, Jones Walker LLP